News Release
Bema Discovers New Gold and Silver Vein System at Julietta Mine

Vancouver – February 2, 2006 - Bema Gold Corporation (TSX / AMEX: BGO, AIM: BAU) (“Bema” or “the Company”) is pleased to announce the discovery of a new epithermal vein system at its 79% owned Julietta Mine in the Far East of Russia. Drilling in the Engteri region of the Julietta Mine property has intersected a high grade gold and silver vein containing up to 76.1 g/t gold and 34.1 g/t silver over 2.3 metres (hole C-5025).

This new vein system, known as the Evgenia zone, was found while attempting to locate the source of high grade glacially derived boulders in the Engteri area and represents the first major new discovery of high grade mineralization on the Julietta property since mining began in 2001. The gold bearing portion of the Evgenia vein does not come to surface, suggesting the source of the high grade boulders has still not been found.

The Evgenia Zone is located approximately 5 kilometres northwest of the Julietta Mine, within the Engteri area. The area is road accessible and drilling to date has traced the vein 1200 metres along strike and over 200 metres of vertical extent, starting approximately 25 metres below surface. The high grade gold portion of the vein identified to date occurs over 450 metres of strike and 125 metres vertical and remains open down dip and along strike.

Drilling on the Engteri zone totals 11,502 metres in 48 diamond drill holes, with 7,617 m and 31 drill holes completed on the Evgenia target area. A summary of selected results are tabled below.

HOLE #		From (m)	To (m)	Length (m)	Gold (g/t)	Silver (g/t)
C-5014		172.2	172.6	0.40	36.9	23.9
C-5014		178.7	187.4	8.70	13.8	19.8
C-5014	incl.	184.2	187.4	3.20	26.8	37.0
C-5014	incl.	185	187.4	2.40	35.7	48.4
C-5018		134	136.2	2.20	18.2	22.1
C-5021		120.35	124	3.65	23.6	22.7
C-5023		132.45	133.75	1.30	6.8	16.2
C-5025		106.15	108.4	2.25	76.1	34.1
C-5030		157.25	158.5	1.25	41.7	22.0
C-5033		162.4	163.7	1.30	14.4	18.6
C-5033		164.6	166	1.40	4.1	8.1
C-5033		180.50	185.90	5.40	21.71	29.66
C-5033	incl.	180.50	181.65	1.15	55.61	55.05
C-5033		196.40	197.65	1.25	14.36	17.06
C-5044		32.7	34.6	1.90	9.2	38.3
C-5045		167.5	169.2	1.70	11.50	25.9
C-5045		226	226.5	0.50	69.93	55.20

C-5046		122	123.6	1.60	20.5	18.5

Vein related mineralization has a northeast trend (55-65 azimuth) and dips approximately 65-70 degrees to the northwest. Mineralization is associated with massive quartz veining and minor sulphide mineralization and visible gold. The Engteri vein system has a lower (1-2) silver to gold ratio than the Julietta vein. A few of the early holes (C-5014, C-5018, C-5021) were drilled oblique to the zone before the general strike of the zone was established. The true width of the zone is still unknown (due to the lack of definition drilling) but appears to vary between 0.5 and 4.0 metres. The width of the veins currently being mined at Julietta are approximately 0.8 metres to 1.5 metres.

A 15,000 metre infill diamond drill program is currently underway in order to prepare a resource estimate. The potential also exists to discover more veins within the immediate area as indicated by the second intersection in hole C-5045 which contains 0.5 metres of 69.9 g/t gold and 55.2 g/t silver, suggesting the presence of parallel veins. In addition, an earlier drill hole located 500 metres to the south of Evgenia (C-5008) intersected 9.6 g/t gold and 14.4 g/t silver over 0.80 metres in a brecciated quartz vein similar to Evgenia. Bema also plans to drill 500 metres to the north where a 2 kilometre long, 100-400 metre wide rhyolite dyke is strongly altered and hosts a dense network of veins/veinlets identical to those at surface of Evgenia. These targets will be drill tested in the summer of 2006. The new resource estimate is expected by mid-year followed by underground development of this new zone scheduled for late 2006.

A Quality Control Program ("QC") has been designed in concert with an independent consultant to meet or exceed the requirements of N1 43-101. This QC program includes the use of certified standard reference samples, coarse field blank material and duplicate sampling. Core samples for this program are being processed at the Julietta Mine lab. Tom Garagan, Vice President of Exploration, is the Qualified Person for Bema Gold Corporation.

On Behalf of BEMA GOLD CORPORATION

“Tom Garagan”
Vice President of Exploration

For further information please contact Bema Gold:

Ian MacLean	Derek Iwanaka
Manager, Investor Relations	Investor Relations
604-681-8371, investor@bemagold.com	604-681-8371, investor@bemagold.com

Bema Gold Corporation trades on the Toronto Stock Exchange and the American Stock Exchange. Symbol: BGO. Bema also trades on the London Stock Exchange’s Alternative Investments Market. Symbol: BAU.

Some of the statements contained in this release are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this release include statements regarding: the Company's projections regarding gold production in future periods. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties such as: risks relating to estimates of reserves, mineral deposits and production costs; mining and development risks; the risk of commodity price fluctuations; political and regulatory risks; and other risks and uncertainties detailed in the Company's Form 40-F Annual Report for the year ended December 31, 2004, which has been filed with the Securities and Exchange Commission, and the Company's Renewal Annual Information Form for the year ended December 31, 2004, which is an exhibit to the Company's Form 40-F and is available under the Company's name at www.sedar.com. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.